20009404

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
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FEB 28 2020

Washington DC
416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67499

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shopoff Securities, Inc. CRD 142866

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Park Plaza #770
(No. and Street)

Irvine	California	92614
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William A. Shopoff (949) 417-1397
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Squar Milner LLP
(Name – *if individual, state last, first, middle name*)

18500 Von Karman Ave, 10th Flr	Irvine	California	92612
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, William A. Shopoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shopoff Securities, Inc. CRD 142866, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

CEO and President
Title

See attached Notary Jurat
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 27th day of February, 20 20, by William A. Shopoff ______________________________, proved to me on the basis of satisfactory evidence to be the ~~person(s) who appeared before~~ me.

ANNE B. CASSINGHAM
Notary Public - California
Orange County
Commission # 2160449
My Comm. Expires Aug 18, 2020

(Seal) Signature Anne B. Cassingham

SHOPOFF SECURITIES, INC.

FINANCIAL STATEMENTS

December 31, 2019

INDEX TO FINANCIAL STATEMENTS

squarmilner

Certified Public Accountants
and Financial Advisors

Squar Milner LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Shopoff Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Shopoff Securities, Inc. (the Company) as of December 31, 2019, the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America (GAAP).

Change in Accounting Principle

As discussed in Note 2 to the financial statements, effective January 1, 2019, the Company changed its method of accounting for leases due to the adoption of ASU No. 2016-02, Leases (Topic 842), and the related amendments, using the modified retrospective transition relief method allowed in ASU 2018-11.

Emphasis of Matter

We draw attention to the matter discussed in Note 7 related to the Financial Industry Regulatory Authority's (FINRA) investigation of the Company. On January 10, 2019, FINRA filed a complaint in a disciplinary proceeding against the Company, William Shopoff, the Company's President and CEO, and Stephen Shopoff, the Company's Senior Vice President for Investor Relations (FINRA Case No.2015048393501). The complaint seeks factual findings consistent with FINRA's allegations, as well as unspecified sanctions as appropriate under FINRA rules for alleged violations of federal securities laws and FINRA rules. In late 2019, the matter moved in the ordinary course pursuant to FINRA procedural rules to a hearing before an independent three-person panel, consisting of a FINRA hearing officer and two securities industry panelists. A ruling is expected from the panel by or around the end of March 2020, or possibly later. As the Company cannot assess the outcome of the proceeding at this time, the Company has not accrued any loss contingencies related to this matter in accordance with GAAP.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedules I, II and III (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

SQUAR MILNER LLP

We have served as the Company's auditor since 2007.

Squar Milner LLP

Irvine, California
February 27, 2020

SHOPOFF SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

Cash	$	234,116
Prepaid expenses		3,237
Right-of-use asset, net		357,052
Fixed assets, net		2,124
Total assets	$	596,529

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable	$	925
Commissions payable		69,141
Commissions payable to related party		7,000
Other accrued liabilities		10,258
Due to affiliate		2,939
Lease liability, net		364,482
Total liabilities		454,745
Commitments and Contingencies (Note 7)		
Stockholder's Equity		
Common stock, $0.001 par value; 50,000 shares authorized; 5,500 shares issued and outstanding		5
Additional paid-in-capital		539,000
Retained deficit		(397,221)
Total stockholder's equity		141,784
Total liabilities and stockholder's equity	$	596,529

The accompanying notes are an integral part of these financial statements.

SHOPOFF SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2019

REVENUES		
Underwriting fees	$	368,870
Commissions		169,254
Due diligence fees		56,079
Total revenues		594,203
EXPENSES		
Commissions and compensation expense		452,970
Professional fees		134,018
Rent		58,014
Licenses and fees		34,429
General and administrative		10,158
Total expenses		689,589
OPERATING LOSS		(95,386)
OTHER INCOME (NOTE 2)		28,404
NET LOSS	$	(66,982)

The accompanying notes are an integral part of these financial statements.

SHOPOFF SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2019

	Common Stock		Additional Paid-In Capital	Retained Deficit	Total Stockholder's Equity
	Shares	Amount			
BALANCE – December 31, 2018	5,500	$ 5	$ 554,000	$ (330,239)	$ 223,766
Distributions	—	—	(15,000)	—	(15,000)
Net loss	—	—	—	(66,982)	(66,982)
BALANCE – December 31, 2019	5,500	$ 5	$ 539,000	$ (397,221)	$ 141,784

The accompanying notes are an integral part of these financial statements.

SHOPOFF SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(66,982)
Adjustment to reconcile net loss to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable		134,528
Commissions receivable		10,450
Prepaid expenses		26,188
Right of use asset		(357,052)
Accounts payable		(69,456)
Commissions payable		60,781
Commissions payable to related party		(11,004)
Other accrued liabilities		540
Due to affiliate		2,445
Lease liability		364,482
Net cash provided by operating activities		94,920
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital distributions		(15,000)
Net cash used in financing activities		(15,000)
NET INCREASE IN CASH		79,920
CASH – beginning of year		154,196
CASH – end of year	$	234,116

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Shopoff Securities, Inc. (the "Company") is a Delaware corporation organized on September 14, 2006. The Shopoff Revocable Trust dated August 12, 2004 (the "Stockholder" or the "Shopoff Trust"), whose sole trustees are William and Cindy Shopoff, is the sole stockholder of the Company.

The Company was formed to act as a placement agent or best efforts underwriter for the issuance of debt and/or equity securities. The Company received approval from the National Association of Securities Dealers ("NASD"), now known as the Financial Industry Regulatory Authority ("FINRA"), to operate as a broker-dealer as of May 29, 2007. The Company does not hold funds or securities for or owe any money or securities to customers, and does not carry accounts of or for customers.

The Company has been engaged to provide sales, promotional and marketing assistance services in connection with the offering of limited partner share interests sponsored or managed by the Stockholder or Shopoff Realty Investments, L.P. ("SRI"), a related party and entity owned by the Stockholder. During the year ended December 31, 2019, offerings included Shopoff Opportunity Fund VI, L.P. and Vertimass, LLC. In addition, offerings for single asset transactions included SLF-West Lincoln, LLC, SRI-5051 SLV, LLC and TSG-Venture 1, LLC. The Company sells interests in such offerings on a "best efforts" basis. See Note 5 for additional information.

During the year ended December 31, 2019, the Company also acted as a managing broker dealer by contracting with other brokerage firms to sell limited partner interests in the aforementioned funds.

During the year ended December 31, 2019, the Company reported losses of $66,982. The Company is also undergoing an investigation by FINRA, where FINRA is pursuing disciplinary action against the Company for alleged potential violations of federal securities laws and FINRA rules, the outcome of which is still uncertain (Note 7). Management believes that the Company's current cash position, in addition to future cash flows from operation, will be sufficient to fund the Company's obligation over the next twelve months. Moreover, the Company has historically relied on its Stockholder to fund any shortfalls from operations and the Stockholder remains committed to funding future operations to the extent the Company fails to generate sufficient liquidity through its revenue activities. As such, management believes that there are no conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern as of the date of the accompanying financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies presented below is designed to assist in understanding the Company's financial statements. Such financial statements and accompanying notes are the representations of the Company's management, who is responsible for their integrity and objectivity. Management believes that these accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP") in all material respects, and have been consistently applied in preparing the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly-liquid short-term investments with original maturities of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2019.

Concentration of Credit Risk

The Company currently maintains all of its operating cash with a major financial institution. At times, cash balances may exceed the amount insured by the Federal Deposit Insurance Corporation. The Company believes it places cash balances with quality financial institutions that limit credit risk.

Additionally, the Company's current operations have historically been dependent upon the real estate industry, which is subject to fluctuations due to changes in the local, regional and national economies.

Fixed Assets

Fixed assets consist of equipment, furniture and fixtures which are carried at cost, net of accumulated depreciation and amortization. Depreciation and amortization on fixed assets are primarily computed using the straight-line method over the estimated useful lives of the assets, ranging from three to seven years. Major renewals and improvements are capitalized, while replacements, maintenance and repairs which do not significantly improve or extend the useful life of the assets are expensed when incurred.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fixed Assets (continued)

Upon the sale or retirement of fixed assets, the accounts are relieved of the cost and the related accumulated depreciation with any gain or loss included in the statement of operations.

As of December 31, 2019, fixed assets and accumulated depreciation were $17,725 and $15,601, respectively.

Office Lease

The Company sub-leases its office space from a related party (under common control) under an operating lease. The Company accounts for its operating lease in accordance with Accounting Standards Update ("ASU") No. 2016-02, (Topic 842 - "Leases"), which was adopted on January 1, 2019 on a modified retrospective basis using the effective date method as further discussed in New Accounting Pronouncements below. Upon adoption of Topic 842, the Company recognized a right-of-use asset and a lease liability for future lease payments of $383,827. The Company calculated the carrying value of the right-of-use asset and lease liability by discounting future lease payments using its incremental borrowing rate. As the Company's office lease does not provide a readily determinable implicit rate, the Company estimated the incremental borrowing rate to discount the lease payments based on information available at lease commencement. The Company recognizes the lease payments as rent expense, which is included in the accompanying statement of operations. See Note 6 for additional information.

Fair Value Measurements

GAAP requires the disclosure of the fair value, if reasonably obtainable, of the Company's financial instruments. Management believes that the carrying amounts of significant financial instruments, including cash, accounts and commissions payable and other accrued liabilities approximate their fair value as of December 31, 2019, based on their relatively short-term nature. In the opinion of management, the fair value of payables to related parties cannot be estimated without incurring excessive costs; for that reason, the Company has not provided such disclosure. Other information about related-party liabilities is provided, where applicable, elsewhere in these notes to the financial statements.

The Company does not have any assets or liabilities that are measured at fair value on a recurring basis and, during the year ended December 31, 2019, did not have any assets or liabilities that were measured at fair value on a nonrecurring basis.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Company recognizes underwriting fees, commissions, and due diligence fees when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, being liable for the good or service before it is transferred and discretion in establishing the price.

Insurance Recovery

The Company recognizes insurance reimbursement when it has an enforceable insurance policy in place and realization of the insured event is probable. If realization is probable, the receivable amount is measured at the lesser of (a) the recognized loss from insurable event or (b) the probable recovery from the insurer. During the year ended December 31, 2019, the Company recognized $28,404 of reimbursements from the Company's insurance carrier for legal expenses incurred in connection with FINRA matter discussed in Note 7. Such reimbursements are included as other income in the accompanying statement of operations.

Common Control

Because the Company and certain related parties are under common management control, reported operating results and/or financial position of the Company could significantly differ from what would have been achieved if such entities were not under common control.

Income Taxes

The Company has elected to be taxed as an S corporation under the provisions of the federal and state tax codes. Under federal laws, taxes based on income of S corporations are payable by the corporation's shareholders. The Company is subject to state income taxes at the statutory rate of 1.5% of revenue.

While electing S Corporation status, the Company does not believe it has any uncertain income tax positions that could materially affect its financial statements. The Company's federal and state income tax returns remain open to agency examination for the standard statute length of time after filing.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsequent Events

The Company evaluated subsequent events through February 27, 2020, which is the day the financial statements were available to be issued. The Company has concluded that no events have occurred subsequent to December 31, 2019 that require consideration as adjustments to or disclosure in its financial statements.

New Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board issued ASU No. 2016-02, (Topic 842 - "Leases"), which requires lessees to recognize leases on the balance sheet and disclose key information about leasing arrangements. The new standard establishes a right-of-use model ("ROU") that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the income statement.

The Company adopted Topic 842 on January 1, 2019 using the modified retrospective method, based on the effective date method. The Company's office sub-lease discussed in Note 6 is its first and only lease and started on March 1, 2019. Under the standard, the sub-lease continues to be classified as operating lease. The ASU continues to require that lease payments for operating leases be recognized over the lease term on a straight-line basis unless another systematic and rational basis is more representative of the pattern in which benefit is expected to be derived from the use of the underlying asset.

The standard requires separation of the lease from the non-lease components (for example, maintenance services or other activities that transfer a good or service to the customer) in a contract. Only the lease components are accounted for in accordance with Topic 842. The Company has no non-lease component related to its sub-lease arrangement.

3. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15-to-1 (the rules of regulatory agencies and various exchanges also provide that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10-to-1 or the equity capital withdrawal or cash dividend payment would cause the Company's net capital to fall below 6-2/3% of its minimum requirement). As of December 31, 2019, the Company had net capital of $136,423, as defined, which was

3. REGULATORY REQUIREMENTS (continued)

$129,910 in excess of its required minimum net capital of $6,513. The Company's aggregate indebtedness to net capital ratio as of December 31, 2019 was 0.72-to-1.

The Company is exempt from the provisions of Rule 15c3-3, pursuant to paragraph k(2)(i) under the Securities and Exchange Act of 1934, as the Company is a broker/dealer and it does not carry customer accounts or holds funds or securities of customers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for broker/dealer and is also not subject to the possession and control statement.

4. STOCKHOLDER'S EQUITY

The Company is authorized to issue 50,000 shares of common stock with $0.001 par value. At inception, the Stockholder purchased 5,500 shares of common stock for $5. From inception through December 31, 2019, the Stockholder had contributed an aggregate of $989,567 to additional paid-in capital, and no contributions were made by the Stockholder during the year ended December 31, 2019. From inception through December 31, 2019, the Company made aggregate distributions of $450,567 to its Stockholder, of which $15,000 was distributed to its Stockholder during the year ended December 31, 2019.

5. RELATED PARTY TRANSACTIONS

As discussed in Note 1, the Company conducts offerings on a "best efforts" basis. SRI is the sponsor of limited partnership interests sold by the Company. William A. Shopoff is the president and the chief executive officer of SRI and William and Cindy Shopoff, co-trustees of the Stockholder, are the limited partners in SRI. The general partner of each of the related party funds discussed in Note 1 is indirectly majority owned by the Stockholder of the Company.

Revenues derived from funds and entities related to the Company for the year ended December 31, 2019 were as follows:

Fund Name	Status at December 31, 2019	Revenues
Shopoff Opportunity Fund VI, L.P.	Active	$267,562
SLF-West Lincoln, LLC	Closed	$244,780
TSG-Venture 1, LLC	Active	$47,973
SRI-5051 SLV, LLC	Active	$33,813
Shopoff Land Fund V, L.P.	Closed	$75
Vertimass, LLC	Active	$0

5. RELATED PARTY TRANSACTIONS (continued)

For the investment funds described above, the Company is generally entitled to a selling commission of up to 7%, an underwriting fee of up to 2%, and due diligence fees of up to 1.25% of the gross capital contributions with respect to ownership interests sold.

In June 2007, the Company entered into an expense sharing agreement with SRI. The term of the agreement was for one year and automatically renews unless terminated by the Company or SRI upon thirty days advance notice. Subject to the terms of this agreement, SRI agrees to provide the Company with management and back office services as described in the agreement. According to such agreement, unless otherwise provided for, the Company is required to reimburse SRI for its share of services and expenses shared with SRI based on an agreed upon allocation percentage for each type of expense. This agreement was amended in January 2012 whereby the Company now accrues for its share of the above-mentioned expenses, to the extent these expenses have not been paid by SRI. As of December 31, 2019, a liability of $2,939 related to such expenses is included in the accompanying statement of financial condition. Such amount is unsecured and bears no interest.

During the year ended December 31, 2019, the Company paid $9,643 of commissions to Steve Shopoff, who is William A. Shopoff's brother, which is included in commissions and compensation expense in the accompanying statement of operations.

On March 1, 2019, the Company moved into and subleased the office space leased to SRI, which ends on December 31, 2021, as discussed in Notes 2 and 6.

6. OFFICE LEASE

The Company pays rent related to its office sub-lease located in Irvine, California, which commenced on March 1, 2019 and expires on December 31, 2021. The Company expects to extend the lease term through February 28, 2029, with annual rental escalation of 4.4%. The Company incurred rent expense of $58,014 during the year ended December 31, 2019, which is included as rent expense in the accompanying statement of operations.

The table below presents lease-related assets and liabilities reported in the accompanying balance sheet as of December 31, 2019:

Assets	
Operating lease right-of-use assets	$ 357,052
Liabilities	
Total lease liabilities	$ 364,482

6. OFFICE LEASE (continued)

Supplemental Information

The table below presents supplemental information related to the Company's operating lease during the year ended December 31, 2019:

Weighted average remaining lease term	9.2 years
Weighted average discount rate	4.1%

Undiscounted Cash Flows

The table below reconciles the undiscounted cash flows of the Company's operating lease for each of the first six years and thereafter to the operating lease liabilities presented on the balance sheet as of December 31, 2019:

2020	$	40,128
2021		41,916
2022		43,760
2023		45,686
2024		47,696
2025		49,795
Thereafter		172,778
Total minimum lease payments	$	441,759
Less imputed interest		(77,277)
Present value of future minimum lease payments	$	364,482

7. COMMITMENTS AND CONTINGENCIES

FINRA Matters

During the year ended December 31, 2014, FINRA, acting through its Member Regulation Department, initiated a review of the Company's records as part of its 2014 routine cycle examination for the purpose of meeting regulatory mandates and providing the Company with an assessment of its compliance with applicable securities rules and regulations. In December 2015, FINRA advised the Company that certain matters had been referred to its Enforcement Department for review and disposition. On January 22, 2016, the Enforcement Department issued a letter to the Company indicating that it was investigating a matter involving the Company to determine whether potential violations of the federal securities laws or FINRA or NASD rules may have occurred, and requesting the production of additional documents and information. The Enforcement Department thereafter made additional requests for documents, information, and testimony, and the Company provided the requested documents, information, and testimony in full cooperation in the matter.

7. COMMITMENTS AND CONTINGENCIES (continued)

FINRA Matters (continued)

On December 18, 2017 and March 8, 2018, the Enforcement Department Staff (the "Staff") issued so called "Wells Notices" stating that the Staff had made a preliminary determination to recommend (and to seek internal authorization for permission to pursue) disciplinary action against the Company for alleged potential violations of federal securities laws and FINRA rules. On January 25, 2018 and April 2, 2018, the Company submitted "Wells Submissions" to FINRA arguing that the proposed formal disciplinary actions should not be authorized or pursued for numerous reasons of fact, law and policy.

On January 10, 2019, FINRA filed a complaint (FINRA Case No. 2015048393501) in a disciplinary proceeding against the Company, William Shopoff, the Company's President and CEO, and Stephen Shopoff, the Company's Senior Vice President for Investor Relations ("Respondents"). The complaint primarily relates to working capital loans originated in the period from December 2010 through March 2017 from "friends and family" lenders to two affiliated entities, TSG Fund IV, L.P. ("TSG IV") and Shopoff Enterprises, Inc. ("SEI"), as memorialized in promissory notes guaranteed by William and Cindy Shopoff. In essence, FINRA claims that these promissory notes should have been deemed "securities" and should have been accompanied by additional disclosures to the lenders. Significantly, the complaint does not allege any lender loss, injury or harm or any lender complaint. As to TSG IV, the complaint alleges that the promissory notes, totaling $1.67 million in proceeds, were made pursuant to outdated offering documents that allegedly contained inaccuracies and omissions (though the loans were actually instead made pursuant to contemporaneous individually negotiated promissory notes and guaranties). As to SEI, the complaint alleges that the promissory notes, totaling $10.9 million in proceeds, should have included better disclosures about the uses of promissory note proceeds, including that a portion of the proceeds might be returned to William Shopoff (the complaint alleges that approximately 1.5% of the proceeds were used this way) and that a portion of the proceeds might be used to pay down (or pay off) prior promissory notes. As to both sets of promissory notes, the complaint further alleges that the promissory note guarantees should have been accompanied by additional disclosures regarding the financial condition, and valuation and liquidity of the assets of, the borrowers and guarantors. As to these various allegations regarding borrowing through TSG IV and SEI, the complaint asserts that Respondents made material misstatements and omissions and willfully violated federal securities laws and FINRA Rules 2020 and 2010. In addition, the complaint alleges that Respondents did not satisfy their reasonable basis suitability obligations with respect to the promissory notes and that the notes were not suitable for any investor, in violation of applicable suitability rules (NASD Rule 2310 and FINRA Rules 2111 and 2010).

7. COMMITMENTS AND CONTINGENCIES (continued)

FINRA Matters (continued)

Separately, the complaint alleges that the Company and William Shopoff sold interests in two investment funds through private placement offerings at a time when certain third party due diligence reports issued in 2014 and 2015 regarding SRI contained an allegedly misleading statement relating to the historical cash balance of William and Cindy Shopoff as sole owners of SRI. Specifically, the reports referenced the cash balance of SRI's owners as of a certain specific 2014 measurement date reflected in a personal financial statement, but the complaint further alleges that additional disclosures should have been made to provide updated information regarding the cash balance at subsequent times as well. As to these allegations, the complaint claims the Company and William Shopoff made material misstatements and omissions and willfully violated federal securities laws and FINRA Rules 2020 and 2010.

The Company has consistently and vigorously denied the allegations and claims set forth in the complaint and believes they are unfounded and meritless and mischaracterize the relevant events and transactions. The Company believes it has numerous defenses to the claims, and has contested the claims vigorously.

As to the challenged TSG IV and SEI promissory notes, the Company notes, among other things, that all of the lenders have been paid interest and principal as agreed, and in fact have received very substantial interest payments, and there has been no lender harm or loss whatsoever or any lender complaint. In addition, the majority of the lenders (including all non-family lenders) have already been repaid in full, and the remaining outstanding notes should be fully paid in the near term, either at or in advance of their scheduled maturity dates. Moreover, the lenders have all signed sworn declarations confirming that they received all of the documents and information they needed and did not consider the allegedly omitted information to be important. In addition, the Company contends that, contrary to the suggestions in the complaint, the guarantors at all times had more than sufficient net worth and liquid assets to cover the guarantees. As to the claim involving the third party due diligence reports, the Company notes, among other things, that the challenged statement regarding the cash balance of SRI's owners as of a certain date was factually true and not misleading, that no further disclosure or "correction" of a third party's report was necessary, and that no related material statement was ever made or passed along to any potential investor.

The complaint seeks factual findings consistent with the allegations, as well as unspecified sanctions as appropriate under FINRA rules. As to the Respondents, FINRA's recent regulatory filing relating to the complaint confirms that there are no restrictions or limitations currently in effect. Moreover, the disciplinary proceeding is not directed at, and should have no impact on, the investment funds or the fund sponsor.

7. COMMITMENTS AND CONTINGENCIES (continued)

FINRA Matters (continued)

In late 2019, the matter moved in the ordinary course pursuant to FINRA procedural rules to a hearing before an independent three-person panel, consisting of a FINRA hearing officer and two securities industry panelists, which took place on November 4-8 and 11-13, 2019 in Los Angeles. A ruling is expected from the panel by or around the end of the March, 2020, or possibly later. The Company believes it presented its defense at the hearing, but as of the date of this report, does not know exactly when the proceeding will be resolved, or what, if any, actions the Company may be required to take as part of any resolution. As the Company cannot assess the outcome of the proceeding at this time, the Company has not accrued any loss contingencies related to this matter in accordance with GAAP.

During the year ended December 31, 2017, FINRA, acting through its Member Regulation Department, initiated another review of the Company's records as part of its 2017 routine cycle examination for the purpose of meeting regulatory mandates and providing the Company with an assessment on its compliance with applicable securities rules and regulations. By letter dated April 30, 2018, FINRA advised the Company that the Member Regulation Department's review and exceptions related to certain marketing materials for various affiliate offerings, involving compliance with FINRA communications rules, had been referred to the Enforcement Department for its review and disposition. Since that date, the Company has received no further information from FINRA regarding this matter.

During the year ended December 31, 2018, FINRA, acting through its Member Regulation Department, initiated another review of the Company's records as part of its 2018 routine cycle examination for the purpose of meeting regulatory mandates and providing the Company with an assessment on its compliance with applicable securities rules and regulations. On December 6, 2018, FINRA concluded the 2018 examination with no exceptions or issues noted, and thus did not issue a Disposition Letter to the Company.

Other

The Company's commitments and contingencies include the usual obligations of a registered broker-dealer in the normal course of business. In the opinion of management, such other matters are not expected to have a material adverse effect on the Company's financial position or results of operations. Currently the Company is not aware of any active commitments and contingencies as of December 31, 2019.

SUPPLEMENTAL INFORMATION

SHOPOFF SECURITIES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2019

NET CAPITAL		
Total stockholder's equity from statement of financial condition	$	141,784
Less: Non-allowable assets		
Prepaid expenses		(3,237)
Fixed assets, net		(2,124)
Net capital	$	136,423
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	6,513
Minimum dollar net capital required for reporting broker/dealer		5,000
Net capital requirement (greater of above)		6,513
Excess net capital (regulatory net capital less net capital requirement)		129,910
AGGREGATE INDEBTEDNESS INCLUDED IN STATEMENT OF FINANCIAL CONDITION	$	97,693
Ratio of aggregate indebtedness to net capital		0.72-to-1
Reconciliation of net capital as reported on the unaudited Form X17A-5, Part 2		
Net capital as reported	$	143,853
Post closing adjustment to true-up lease expenses per ASU 2016-02		(7,430)
Audited net capital	$	136,423

There are no differences between the above computation and the computation included with the Company's corresponding unaudited Part II of Form X-17A-5, as amended, as of December 31, 2019.

See Report of Independent Registered Public Accounting Firm.

SHOPOFF SECURITIES, INC.
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2019

A computation of reserve requirement is not applicable to Shopoff Securities, Inc. as the Company qualified for exemption under Rule 15c3-3(k)(2)(i).

SHOPOFF SECURITIES, INC.
SCHEDULE III - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2019

Information relating to possession or control requirements is not applicable to Shopoff Securities, Inc. as the Company qualified for exemption under Rule 15c3-3(k)(2)(i).

Exemption Report

squarmilner
Certified Public Accountants
and Financial Advisors

Squar Milner LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
RELATED TO THE EXEMPTION REPORT

To the Board of Directors and Stockholder of
Shopoff Securities, Inc.

We have reviewed management's statements included in the accompanying Exemption Report, in which (a) Shopoff Securities, Inc. (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:(2)(i) (the "exemption provision") and (b) the Company stated that it met the identified exemption provisions for the year ended December 31, 2019 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Shopoff Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

Squar Milner LLP

Irvine, California
February 27, 2020

Exemption Report Required by Rule 15c3-3
For the year ended December 31, 2019

Shopoff Securities, Inc. (the "Company") claims an exemption from Securities and Exchange Commission ("SEC") Rule 15c3–3, per paragraph (k)(2)(i) of SEC Rule 15c3–3.

The Company met the exemption provision of SEC Rule 15c3–3 paragraph (k)(2)(i) for the year ended December 31, 2019 without exception.

Acknowledgement
The undersigned president, Chief Executive Officer (CEO) or other authorized representative in addition to the designated FINOP herby confirm the representations described above.
Signature of CEO or authorized Executive:
Printed Name: William A. Shopoff